Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Quantum eMotion Corp. (“QeM” or the “Corporation”)
2300 Bd Alfred Nobel

Saint-Laurent, QC, H4S 2A4

Item 2:	Date of Material Change

September 28, 2026

Item 3:	News Release

A news release announcing the material change was disseminated via Newsfile Corp. on September 28, 2026, and was subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4:	Summary of Material Change

QeM announced that it has entered into a definitive arrangement agreement with Plurilock Security Inc. (“Plurilock”) under which QeM will acquire 100% of Plurilock’s issued and outstanding common shares by way of a court-approved plan of arrangement.

Item 5:	Full Description of Material Change

5.1:	Full Description of Material Change

On September 28, 2026, QeM and Plurilock entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which QeM will acquire, either directly or indirectly through a wholly-owned subsidiary, 100% of the issued and outstanding common shares of Plurilock (“Plurilock Shares”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

Pursuant to the terms and conditions of the Arrangement Agreement, each holder of Plurilock Shares (“Plurilock Shareholders”) will receive C$0.084 in cash and 0.0763 of a common share of QeM (a “QeM Share”) for each Plurilock Share held (together, the “Consideration”), subject to customary adjustments. On closing of the Arrangement, existing shareholders of QeM and former shareholders of Plurilock are expected to own approximately 95.97% and 4.03%, respectively, of the outstanding QeM Shares, in each case on a basic basis and subject to security exercises and customary adjustments.

All outstanding options to acquire Plurilock Shares (“Plurilock Options”) will be cancelled in exchange for QeM Shares and cash in the same proportions as the Consideration, having a value equal to the amount, if any, by which C$0.28 exceeds the applicable exercise price per Plurilock Option. All outstanding restricted share units will vest immediately prior to the effective time of the Arrangement and be settled for the Consideration. All outstanding warrants and convertible debentures of Plurilock will, in accordance with their terms and without further action by the holders, entitle the holders to receive, upon exercise or conversion, the Consideration in lieu of Plurilock Shares.

Completion of the Arrangement is subject to the approval by the Supreme Court of British Columbia and the affirmative vote of Plurilock Shareholders at a special meeting of Plurilock Shareholders (the “Meeting”), expected to be held in November 2026. At the Meeting the Arrangement will require approval by (i) at least two-thirds of the votes cast by Plurilock Shareholders present in person or by proxy at the Meeting; and (ii) approval by a simple majority of votes cast by Plurilock Shareholders, excluding votes from certain shareholders as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Additionally, the Arrangement is subject to customary conditions including the receipt of applicable regulatory and third-party approvals and consents as may be required to effect and complete the transaction, including approval of the TSX Venture Exchange (“TSXV”) and NYSE American.

The Arrangement Agreement includes customary representations and warranties, non-solicitation covenants by Plurilock, and “right-to-match” provisions in favour of QeM in the event of a Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement also provides for a reciprocal termination fee of C$1,500,000 and expense reimbursement of up to C$500,000 payable by Plurilock to QeM, or by QeM to Plurilock, as applicable, if the Arrangement is terminated in certain circumstances. Assuming all requisite approvals are received and all other conditions to completion are satisfied or waived, QeM and Plurilock expect to close the Arrangement shortly after the date of the Meeting. Following completion of the Arrangement, Plurilock intends to apply to delist the Plurilock Shares from the TSXV and to cease to be a reporting issuer under applicable Canadian securities laws.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Such securities are anticipated to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, and pursuant to similar exemptions from applicable state securities laws.

Bridge Financing

QeM has agreed to lend Plurilock up to C$2,000,000 (the “Bridge Financing”) to fund collaborative initiatives of QeM and Plurilock and Plurilock’s transactional and operating expenses prior to closing of the Arrangement. The Bridge Financing will be secured against all of Plurilock’s personal property in Canada, bears interest at 8.5% per annum, and matures on the earlier of (i) September 28, 2028, (ii) closing of the Arrangement, and (iii) termination of the Arrangement Agreement in the event of a Superior Proposal (as defined in the Arrangement Agreement).

Management and Governance

Following closing, Francis Bellido, President and Chief Executive Officer of QeM, will lead the combined company as President and Chief Executive Officer. QeM intends to retain its full existing management and operating team to maintain continuity across product development, commercialization, corporate finance and public-company functions.

Plurilock’s senior leaders will add operating, customer and public-sector experience to the combined organization. Ian L. Paterson, currently Chief Executive Officer of Plurilock, is expected to additionally serve as Executive Vice-President, Cybersecurity & Critical Services of QeM and President & CEO of Plurilock, and Veera Singh, CPA, currently Chief Financial Officer of Plurilock, is expected to serve as Senior Vice-President, Finance & Operations of QeM and CFO & COO of Plurilock in the combined company. Their responsibilities are expected to include operations, finance and commercial activities, as well as supervision and integration of the combined entity.

Voting Recommendation and Fairness Opinion

The Arrangement Agreement has been unanimously approved by the board of directors of each of QeM and Plurilock, with conflicted directors abstaining. The board of directors of Plurilock (the “Plurilock Board”), after receiving the unanimous recommendation of the Special Committee (as defined below), has determined that the Arrangement is in the best interests of Plurilock and that the Consideration is fair to Plurilock Shareholders, and recommends that Plurilock Shareholders vote in favour of the Arrangement.

The Plurilock Board constituted a special committee of directors (the “Special Committee”) to consider and evaluate the Arrangement and related matters.

Paradigm Capital Inc. (“Paradigm”) has provided a fairness opinion to the Special Committee stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Plurilock Shareholders under the Arrangement is fair, from a financial point of view, to Plurilock Shareholders. No finder’s fee is payable in connection with the Arrangement.

Voting and Support Agreements

Directors and senior officers of Plurilock and certain other securityholders, collectively holding or exercising control or direction over approximately 6.8% of the outstanding Plurilock Shares on a basic basis, have entered into voting and support agreements pursuant to which they have agreed, subject to the terms of those agreements, to vote in favour of the Arrangement.

Additional Information

Plurilock Shareholders, and other interested parties, are advised to read the materials relating to the proposed Arrangement, including the Arrangement Agreement, that will be filed by each of QeM and Plurilock with securities regulatory authorities when they become available.

5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Marc Rousseau, Chief Financial OFficer
Telephone: 514.886.0045

Email: info@quantumemotion.com

Item 9:	Date of Report

September 30, 2026

Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and U.S. securities laws. All statements in this material change report, other than statements of historical facts, that address events or developments that Plurilock or QeM expect to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur and specifically include statements regarding: the proposed acquisition of Plurilock; the anticipated completion of the Arrangement, the satisfaction of closing conditions including: (i) required Plurilock Shareholder approval; (ii) necessary court approval in connection with the Arrangement; (iii) certain termination rights available to the parties under the Arrangement Agreement; (iv) obtaining the necessary approvals from the TSXV and NYSE American; and (v) other closing conditions as set forth in the Arrangement Agreement; the anticipated Consideration to be paid by QeM and received by Plurilock Shareholders, the implied value and premium, the Bridge Financing, security treatment, pro forma ownership, the proposed management, board and integration plans of the combined company; the voting and support agreements entered into by certain directors; customer access and cross-selling; potential technology integrations and development of new intellectual property; and the future business, operations and strategy of QeM following completion of the Arrangement.

Forward-looking statements are based on assumptions considered reasonable by management as of the date of this material change report but are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. Such assumptions include, among others, that the parties will obtain all required approvals in a timely manner and on acceptable terms; that the conditions to closing will be satisfied; that QeM will have sufficient funds to pay the cash component of the Consideration; that Plurilock's customer relationships, contract vehicles, certifications, security clearances and key personnel will be retained following the Arrangement; that the parties will be able to integrate their operations and technologies without material disruption; that the combined company will have sufficient capital to fund its operations and commercialization plans; and general economic, market and government procurement conditions. These risks include, among others, the risk that the Arrangement may not be completed on the terms described or at all; failure to obtain required shareholder, court, stock exchange, regulatory, third-party or governmental approvals; the risk that Plurilock's contract vehicles, certifications or security clearances may be lost or affected by the change of control; competition from other cybersecurity and quantum-security providers; the risk that the combined company may be unable to develop the integrated solutions described in this material change report; customer, supplier or employee retention risks; the possibility that expected synergies or commercialization opportunities may not materialize; risks associated with technology development and validation; cybersecurity, regulatory and litigation risks; and other risks described in Plurilock's and QeM's public disclosure documents available on SEDAR+ at www.sedarplus.ca and, in the case of QeM, on EDGAR at www.sec.gov.

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